Exhibit 99.1

Elan Corporation, plc

Half-Year Financial Report

Six Months Ended 30 June 2012

CHIEF EXECUTIVE OFFICER’S STATEMENT

To Our Shareholders:

During the first half of 2012, Elan continued to build the business by delivering top line growth, continuously strengthening our balance sheet and simultaneously investing in our unique science and clinical activities. Revenues grew by 6%, while Adjusted Earnings Before Interest Tax Depreciation and Amortisation (EBITDA) increased by 11% over the same period in 2011 (see page 9 for a reconciliation of Adjusted EBITDA to IFRS net loss).

Revenue increases were driven by growth of Tysabri®, which recorded in-market sales of $794.5 million in the first half of 2012, an increase of 8% over the $738.4 million recorded in the same period of 2011. At the end of June 2012, approximately 69,100 patients were on therapy worldwide, an increase of 13% over the 61,200 who were on therapy at the end of June 2011.

In March, we raised approximately $381 million in net proceeds from the sale of 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. These proceeds further strengthen Elan’s cash balances and capital structure, ending June 2012 with cash balances of $626.4 million.

We continue to work closely with our collaborator on Tysabri, Biogen Idec, Inc., as well as the clinical and scientific communities, to create significant understanding — in both efficacy and safety of the therapy — so it may be best positioned to the maximum clinical benefit of patients. Importantly in January 2012, the Food and Drug Administration approved the inclusion of anti-JC virus antibody status as a progressive multifocal leukoencephalopathy (PML) risk factor in the product label of Tysabri. This follows a similar approval by the European Commission in June 2011. These label changes mark an important advance in assisting people with multiple sclerosis and their physicians to make better-informed decisions concerning the challenges of balancing effectiveness with safety. The development of the risk stratification algorithm and subsequent efforts to support the commercial availability of anti-JCV antibody testing reflect our commitment to providing patients and their physicians with additional guidance to help them make more personalized and informed treatment decisions by understanding their individual benefit-risk profiles when considering Tysabri as a treatment option.

As part of our commitment to improving the potential treatment options for multiple sclerosis patients, we and Biogen Idec Inc. announced in January a global Phase 3b study, ASCEND, that is being conducted to evaluate the effectiveness of Tysabri as a potential treatment for secondary-progressive multiple sclerosis. In addition, we continue to work on advancing a number of clinical programs including ELND005, where we expect to begin a proof of concept Phase 2 clinical trial in bipolar disorder in the second half of 2012.

Our Parkinson’s disease research and Neotope groups continue to make substantial progress against specific targets. In addition, we also advanced a number of our collaborative research activities, through which we may be able to simultaneously increase the pace of advancement of promising therapies while limiting our investments in infrastructure. In particular, the launch of The Cambridge-Elan Centre for Research Innovation and Drug Discovery, in November 2011, has made positive progress over the course of the first half of 2012. This collaboration creates a highly interdisciplinary environment with a goal of discovering novel compounds capable of altering the behavior of proteins associated with neurodegenerative disorders, which could potentially be developed into new treatments.

The opportunities and patient need in the broad area of neurology are significant. Continued progress, investment and disciplined execution will ultimately provide us with the possibility of offering a broad array of therapeutic choices to patients, their families and clinicians. In doing so, we expect to create shareholder value over time as we dynamically manage a portfolio of science, clinical assets, cash flows, risks and capital structure to achieve our goal of attaining clear leadership within the industry. We remain focused on the short and long term execution of our plans and are committed to extending our leadership in the area of discovery and innovation.

G. Kelly Martin

Chief Executive Officer

HALF-YEAR MANAGEMENT REPORT

Introduction

This Half-Year Financial Report for the six months ended 30 June 2012 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and the related Transparency Rules of the Central Bank and Financial Services Authority of Ireland.

This half-year management report includes the following sections:

•	Business overview, including important events that have occurred during the half-year;

•	Selected financial data;

•	Principal risks and uncertainties relating to the remaining six months of the year;

•	Results of operations for continuing operations for the first half 2012, compared to the continuing and discontinued operations for first half of 2011;

•	Reconciliation of net loss to Adjusted EBITDA (continuing operations) — non-GAAP financial information;

•	Liquid resources and shareholders’ equity;

•	Cash flows summary;

•	Debt facilities;

•	Related party transactions;

•	Directors; and

•	Events after the balance sheet date.

Business Overview

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company, listed on the New York and Irish Stock Exchanges, and headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is +353-1-709-4000. As of 30 June 2012, we employed 380 people and our principal research and development (R&D) facilities are located in the United States.

Elan’s business focuses on neurodegenerative diseases, such as Alzheimer’s disease and Parkinson’s disease; autoimmune diseases, including multiple sclerosis (MS) and Crohn’s disease and neo-epitope based targets for treatments across a broad range of therapeutic indications.

Summary of Operating Performance

Total revenue from continuing operations increased by 6% to $343.9 million in the first half of 2012, compared to the same period in 2011 as a result of the 8% growth in global in-market net sales of Tysabri to $794.5 million for the first half of 2012, from $738.4 million for the same period of 2011. This reflects a 17% increase in U.S. in-market net sales of Tysabri, offset by a 1% decrease in rest of world in-market net sales, which were negatively impacted by a $32.8 million revenue reserve in Italy (see page 6), and an 8% decrease in the average U.S. dollar-euro exchange rate from the first half of 2011 to the first half of 2012. Worldwide, the number of patients on Tysabri increased by 13% to approximately 69,100 patients at the end of June 2012, from approximately 61,200 patients (revised) at the end of June 2011.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) from continuing operations increased by 11% to $81.6 million for the first half of 2012, from $73.2 million for the same period of 2011, principally reflecting a 13% increase in Tysabri patients, offset by the revenue reserve for Italy and unfavourable foreign currency movements, and a 4% increase in operating expenses. For a reconciliation of net loss to Adjusted EBITDA, refer to page 9.

For a reconciliation of operating profit before other charges to operating profit, refer to page 7. We believe this reconciliation is meaningful because it provides additional information when analysing certain items. The principal items classified as other charges include severance, restructuring and other costs and facilities and other asset impairment charges.

Excluding other charges, the business recorded an operating profit from continuing operations for the first half of 2012 of $41.1 million compared to an operating profit from continuing operations, excluding other charges, of $44.0 million recorded in the first half of 2011, reflecting the increase in Adjusted EBITDA, offset by a $12.0 million increase in non-cash share-based compensation expense following the increase in the grant date fair value of annual equity grants due to the increase in share price year-on-year.

The net loss from continuing operations for the first half of 2012 was $60.4 million compared to a net loss from continuing operations of $46.1 million in the same period of 2011. This increase is primarily due to a $53.2 million increase in the net loss on investments in associates for the first half of 2012 to $79.1 million from $25.9 million for the first half of 2011. This is partially offset by a 49% decrease in the interest expense for the first half of 2012 to $30.5 million compared to $59.5 million in the first half of 2011, following the retirement of 51% of our debt during the fourth quarter of 2011.

For additional discussion of the results of operations for the first half of 2012, refer to pages 5 to 8 of this half-year management report.

Results of discontinued operation

On 16 September 2011, we completed the sale of our Elan Drug Technologies (EDT) business to Alkermes, Inc. EDT and Alkermes, Inc. were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. EDT developed and manufactured innovative pharmaceutical products to deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. The results of EDT for the first half of 2011 are presented as a discontinued operation in the half-year income statement.

R&D Update

On 23 July 2012, Pfizer issued a press release on top-line results in the first of four bapineuzumab Phase 3 studies carried out by Pfizer and Janssen AI. The Pfizer press release stated that the co-primary clinical endpoints, change in cognitive and functional performance compared to placebo, were not met in the Janssen AI led Phase 3 trial of intravenous bapineuzumab in patients with mild-to-moderate Alzheimer’s disease who carry the ApoE4 genotype. The Pfizer press release noted that because clinical efficacy was not demonstrated in ApoE4 carriers in this study, the Janssen AI and Pfizer Joint Steering Committee for the Alzheimer’s Immunotherapy Program (AIP) decided that participants from this study who enrolled in a follow-on extension study will no longer receive doses of bapineuzumab but would have a follow-up evaluation. Pfizer also announced that the topline results from the second study in patients with mild–to–moderate Alzheimer’s who do not carry the ApoE4 genotype will soon be available.

At the Alzheimer’s Association International Conference in Vancouver, Canada on the 15-19 of July 2012, data from the ELND005 Phase 2 trials in mild/moderate Alzheimer’s disease describing its effect on both brain scyllo-inositol and myo-inositol levels were presented. In addition, data were also presented on the effects of oral ELND005 on neuropsychiatric symptoms in the Phase 2 trials and the potential role of myo-inositol reduction.

At the 64th Annual Meeting of the American Academy of Neurology, findings from several studies of Tysabri were presented that addressed its long-term safety and efficacy in the treatment of MS and its impact on MS-related fatigue, in addition to providing validation for the companies’ risk stratification algorithm as a way to help enable individual benefit risk assessment for patients with MS. In addition, data from the ELND005 Phase 2 trials describing responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of neuropsychiatric symptoms were presented at the meeting.

Selected Financial Data

The selected financial data set forth below is derived from our condensed consolidated half-year financial statements (half-year financial statements) in this Half-Year Financial Report and our 2011 Annual Report, and should be read in conjunction with, and is qualified by reference to, our half-year financial statements and related notes thereto.

Six Months Ended 30 June,	2012	2011
Income Statement Data (in $m, except for per share data):
Continuing operations
Total revenue	343.9	324.9
Operating profit	39.2	39.4
Net loss from continuing operations	(60.4)	(46.1)
Adjusted EBITDA — continuing operations(1)	81.6	73.2
Discontinued operations
Net income from discontinued operations	—	96.2
Net (loss)/income	(60.4)	50.1
Basic earnings/(loss) per Ordinary Share
From continuing operations	(0.10)	(0.08)
From discontinued operations	—	0.17
Total attributable to the ordinary equity holders of the Parent Company	(0.10)	0.09
Diluted earnings/(loss) per Ordinary Share
From continuing operations	(0.10)	(0.08)
From discontinued operations	—	0.16
Total attributable to the ordinary equity holders of the Parent Company	(0.10)	0.08

	30 June 2012	31 December 2011
Balance Sheet Data (in $m)
Cash and cash equivalents	626.4	271.7
Restricted cash and cash equivalents — current and non-current	16.3	16.3
Available-for-sale investments — current	131.9	0.3
Investments in associates	146.4	681.7
Total assets	1,685.9	1,743.2
Long-term debt	605.6	603.9
Total shareholders’ equity	785.8	815.2

(1)	Refer to page 9 for a reconciliation of Adjusted EBITDA to net loss and our reasons for presenting this non-GAAP measure.

Principal Risks and Uncertainties

Our operating performance in the second half of 2012 is subject to risks and uncertainties. These include, but are not limited to, the following principal items:

•

If the Tysabri Italy dispute matter (see page 6) is not resolved during 2012, we estimate that Biogen Idec, Inc. (Biogen Idec) would defer $60-70 million of 2012 Tysabri in-market net sales as a result. This would result in a deferral of our revenues of approximately $30-35 million and a negative impact on Adjusted EBITDA for the year of approximately $20-25 million;

•

The continuing crisis in the Eurozone (one of the main markets for Tysabri) may cause or increase fluctuations in the exchange rate between the U.S. dollar and the euro that may adversely impact our revenues and cost constrained Eurozone governments may limit, reduce or delay reimbursements for Tysabri;

•

In respect of Tysabri, at the end of June 2012, approximately 69,100 patients were on therapy worldwide, including approximately 31,900 commercial patients in the United States and approximately 36,400 commercial patients in the ROW, representing an increase of 13% over the 61,200 patients (revised) who were on therapy at the end of June 2011. While we expect sales of Tysabri to continue to grow in the second half of 2012, the potential of Tysabri may be severely constrained by increases in the incidence of serious adverse events (including deaths) associated with Tysabri (in particular, if there are increases in the incidence rate for cases of progressive multifocal leukoencephalopathy (PML) or by competition from existing or new therapies (in particular, oral therapies approved or filed for U.S. and European approvals));

•

The success of our R&D activities and R&D activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab (AAB-001) are successful, (Pfizer Inc. (Pfizer) announced on 23 July that the co-primary clinical endpoints were not met in one of the four bapineuzumab Phase 3 clinical trials and that participants from that clinical trial who enrolled in a follow-on extension study will no longer receive doses of bapineuzumab) and the speed with which regulatory authorisations and product launches may be achieved; and

•

Johnson & Johnson is our largest shareholder with an 18.1% interest in our outstanding Ordinary Shares and is in control of our remaining interest in the AIP. Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us.

Additionally, the pharmaceutical industry is highly competitive and subject to significant and changing regulation by international, national, state and local government entities; thus we face a number of other risks and uncertainties, which are discussed in more detail in our 2011 Annual Report.

Results of Operations for the Six Months Ended 30 June 2012 and 2011

	2012	2011	% increase/ (decrease)
	$m	$m
Continuing Operations
Revenue	343.9	324.9	6%
Cost of sales	134.9	121.8	11%

Gross profit	209.0	203.1	3%
Selling, general and administrative expenses	70.0	64.5	9%
Research and development expenses	99.8	99.2	1%

Operating profit	39.2	39.4	(1%)
Interest expense	30.5	59.5	(49%)
Interest income	(0.4)	(1.4)	(71%)
Investment gains	—	(2.3)	(100%)
Net gain on disposal of investment in associate	(10.3)	—	100%
Net loss on investments in associates	79.1	25.9	205%

Net interest and investment gains and losses	98.9	81.7	21%

Net loss before tax	(59.7)	(42.3)	41%
Income tax expense	0.7	3.8	(82%)

Net loss from continuing operations	(60.4)	(46.1)	31%
Discontinued Operations
Net income from discontinued operations (net of tax)	—	96.2	(100%)

Net (loss)/income	(60.4)	50.1	(221%)

Total Revenue

Total revenue increased 6% to $343.9 million in the first half of 2012 from $324.9 million in the same period of 2011 as a result of the 8% growth in global in-market sales of Tysabri.

	Six Months Ended 30 June
	2012	2011
	$m	$m
Product revenue:
Tysabri	344.1	321.7
Azactam®	(0.5)	0.4
Royalties	0.3	2.1
Maxipime®	—	0.7

Total revenue	343.9	324.9

Tysabri

The Tysabri collaboration is a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Financial Reporting of Interests in Joint Ventures”, (IAS 31). A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri for MS, which we market in collaboration with Biogen Idec, were as follows:

	Six Months Ended 30 June
	2012	2011
	$m	$m
United States	412.5	353.0
ROW	382.0	385.4

Total Tysabri in-market net sales	794.5	738.4

Tysabri in-market net sales increased 8% to $794.5 million in the first half of 2012 from $738.4 million in the same period of 2011 while units sold increased by 14%. This reflects the 17% increase in U.S. in-market net sales of Tysabri, offset by the 1% decrease in rest of world in-market net sales, which were negatively impacted by the $32.8 million revenue reserve in Italy, and the 8% decrease in the average U.S. dollar-euro exchange rate from the first half of 2011 to the first half of 2012.

The revenue reserve for Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency during the fourth quarter of 2011, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec filed an appeal in December 2011 seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable, and hopes to have resolution in 2012. As a result of this dispute, Biogen Idec deferred $32.8 million of revenue recognised on in-market net sales of Tysabri in Italy during the first half of 2012, having previously deferred $13.8 million of revenue in Italy during the fourth quarter of 2011. We expect that Biogen Idec will continue to defer a portion of in-market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market net sales by Biogen Idec, we have deferred approximately $15.7 million of revenue in the first half of 2012 and $22.6 million to date, reflecting the operating and accounting arrangements between the companies.

The Tysabri revenue of $344.1 million in the first half of 2012 (2011: $321.7 million) was calculated as follows:

	Six Months Ended 30 June
	2012	2011
	$m	$m
Tysabri in-market sales	794.5	738.4
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(363.9)	(336.9)

Tysabri collaboration operating profit	430.6	401.5

Elan’s 50% share of Tysabri collaboration operating profit	215.3	200.8
Elan’s directly incurred costs	128.8	120.9

Net Tysabri revenue	344.1	321.7

Other Products

We ceased distributing Azactam as of 31 March 2010 and Maxipime as of 30 September 2010. The revenue and adjustments for these products in 2011 and 2012 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

Other Charges Reconciliation

The following table shows a reconciliation of operating profit before other charges to operating profit:

	Six Months Ended 30 June 2012			Six Months Ended 30 June 2011
	Before Other Charges	Other Charges	IFRS	Before Other Charges	Other Charges	IFRS
	$m	$m	$m	$m	$m	$m
Revenue	343.9	—	343.9	324.9	—	324.9
Cost of sales	134.9	—	134.9	122.1	(0.3)	121.8

Gross margin	209.0	—	209.0	202.8	0.3	203.1
Selling, general and administrative expenses	69.7	0.3	70.0	60.3	4.2	64.5
Research and development expenses	98.2	1.6	99.8	98.5	0.7	99.2

Operating profit	41.1	(1.9)	39.2	44.0	(4.6)	39.4

Cost of Sales

Cost of sales increased to $134.9 million in the first half of 2012 from $121.8 million in the first half of 2011. Included within cost of sales in the first half of 2011 was an other charges credit of $0.3 million, as described in Note 5 to the half-year financial statements. The gross margin on revenue was 61% in 2012 and 62% in 2011 (excluding other charges).

Included within total cost of sales is $124.2 million of directly incurred collaboration expenses related to Tysabri for 2012 (2011: $115.2 million), resulting in a reported Tysabri gross margin of 64% in 2012 (2011: 64%). The reported Tysabri gross margin is impacted by the collaboration profit-sharing, commercial spend and operational arrangements.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses increased to $70.0 million in the first half of 2012 from $64.5 million in the first half of 2011. Included within SG&A expenses were other charges of $0.3 million (2011: $4.2 million), as described in Note 5 to the half-year financial statements. Excluding other charges, SG&A expenses increased by 16% to $69.7 million in 2012 from $60.3 million in 2011. The increase principally reflects increased Tysabri sales and marketing expenses and higher legal and other corporate costs, along with higher non-cash share-based compensation expense.

Research and Development Expenses

R&D expenses increased to $99.8 million in the first half of 2012 from $99.2 million in the first half of 2011. Included within R&D expenses were other charges of $1.6 million (2011: $0.7 million), as described in Note 5 to the half-year financial statements. Excluding other charges, R&D expenses decreased slightly to $98.2 million in 2012, compared to $98.5 million in 2011.

Net Interest and Investment Gains and Losses

Net interest and investment gains and losses amounted to a net expense of $98.9 million for the first half of 2012, compared to a net expense of $81.7 million for the same period of 2011. The increase in net interest and investment gains and losses is primarily attributable to the increase in the net loss on investments in associates to $79.1 million in the first half of 2012 from $25.9 million in the first half of 2011. For further discussion of investments in associates, refer to Note 8 to the half-year financial statements. This is partially offset by the 49% decrease in the interest expense to $30.5 million in the first half of 2012 from $59.5 million in the first half of 2011 due to the retirement of 51% of our debt during the fourth quarter of 2011. In addition, a net gain on disposal of investment in associate of $10.3 million was recorded in the first half of 2012, relating to the disposal of 76% (24.15 million shares) of our shareholding in Alkermes plc. For further information on the disposal of Alkermes plc shares, refer to Note 7.

Taxation

The income tax expense was $0.7 million in the first half of 2012, compared to a $3.8 million expense for the continuing operations in the first half of 2011. The income tax expense for the first half of 2012 includes a deferred tax expense of $0.6 million (2011: $2.1 million) as a result of the utilisation of deferred tax assets (DTAs) to shelter taxable income in the United States.

Discontinued Operations

On 16 September 2011, we completed the sale of our EDT business to Alkermes, Inc. EDT and Alkermes, Inc. were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. EDT developed and manufactured innovative pharmaceutical products to deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. The results of EDT for the first half of 2011 are presented as a discontinued operation in the half-year income statement.

Reconciliation of Net Loss to Adjusted EBITDA (from continuing operations) — Non-GAAP Financial Information

	Continuing Operations
	Six Months Ended 30 June
	2012	2011
	$m	$m
Net loss from continuing operations	(60.4)	(46.1)
Adjustments:
Interest expense	30.5	59.5
Interest income	(0.4)	(1.4)
Income tax expense	0.7	3.8
Depreciation and amortisation	14.3	15.3
Amortised fees	(0.1)	(0.3)

EBITDA	(15.4)	30.8
Share-based compensation expense(1)	26.3	14.2
Other charges	1.9	4.6
Net gain on disposal of investment in associate	(10.3)	—
Net losses on investments in associates	79.1	25.9
Net investment gains	—	(2.3)

Adjusted EBITDA from continuing operations	81.6	73.2

(1)	Share-based compensation expense excludes $0.1 million included in other charges in the first half of 2012 (2011: $0.2 million expense).

Adjusted EBITDA from continuing operations is a non-GAAP measure of operating results. Elan’s management uses this measure to evaluate our operating performance and this measure is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA from continuing operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA from continuing operations is defined as net loss from continuing operations plus or minus net interest expense, income tax expense, depreciation and amortisation of costs and revenue, share-based compensation, other net charges, net gain on disposal of investment in associate, net losses on investments in associates and net investment gains and losses. A reconciliation of Adjusted EBITDA from continuing operations to net loss from continuing operations is set out in the table above.

In the first half of 2012, we reported Adjusted EBITDA from continuing operations of $81.6 million, compared to Adjusted EBITDA from continuing operations of $73.2 million in the first half of 2011 reflecting the 13% increase in patients taking Tysabri, offset by the revenue reserve for Italy and unfavourable foreign currency movements, and a 4% increase in operating expenses.

Liquid Resources and Shareholders’ Equity

Our liquid resources and shareholders’ equity were as follows:

	30 June 2012	31 December 2011	% increase /(decrease)
	$m	$m
Cash and cash equivalents	626.4	271.7	131%
Restricted cash and cash equivalents — current	2.6	2.6	—
Available-for-sale investments — current	131.9	0.3	43867%

Total liquid resources	760.9	274.6	177%

Shareholders’ equity	785.8	815.2	(4%)

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as at 30 June 2012 consisted of cash and cash equivalents of $626.4 million, which excludes current restricted cash of $2.6 million, and current investment securities of $131.9 million. Cash and cash equivalents primarily consist of holdings in U.S. Treasuries funds and bank deposits.

At 30 June 2012, our shareholders’ equity was $785.8 million, compared to $815.2 million at 31 December 2011. The decrease is primarily due to the net loss in the first half of 2012 of $60.4 million.

Cash Flows Summary

	Six Months Ended 30 June
	2012	2011
	$m	$m
Net cash provided by/(used in) operating activities — continuing operations	13.1	(228.7	)(1,2)
Net cash provided by investing activities — continuing operations	333.0	172.6	(3)
Net cash provided by financing activities — continuing operations	8.6	2.3
Net cash provided by discontinued operations	—	123.1
Effect of foreign exchange rate changes on cash	—	0.1

Net increase in cash and cash equivalents	354.7	69.4

Cash and cash equivalents at beginning of period	271.7	422.5

Cash and cash equivalents at end of period	626.4	491.9

(1)	Excludes net cash provided by operating activities of discontinued operations for the first half of 2011 of $128.2 million.

(2)	Includes the settlement charge, interest and related costs outflow related to the Zonegran settlement of $206.3 million that was paid in March 2011.

(3)	Excludes net cash used in investing activities of discontinued operations for the first half of 2011 of $5.1 million.

Operating Activities from Continuing Operations

The components of net cash used in operating activities from continuing operations were as follows:

	Six Months Ended 30 June
	2012	2011(1)
	$m	$m
Adjusted EBITDA from continuing operations	81.6	73.2
Net interest and tax	(29.0)	(58.1)
Settlement provision charge	—	(206.3)
Other charges	(1.5)	(4.5)
Working capital increase	(38.0)	(33.0)

Net cash provided by/(used in) operating activities from continuing operations	13.1	(228.7)

(1)	Excludes net cash provided by operating activities of discontinued operations for the first half of 2011 of $128.2 million.

Net cash provided by operating activities from continuing operations was $13.1 million in the first half of 2012 (2011: $228.7 million used).

The improvement in net cash inflow from Adjusted EBITDA from continuing operations from $73.2 million in 2011 to $81.6 million in the first half of 2012 is discussed on page 9.

Net interest and tax of $29.0 million in the first half of 2012, was primarily comprised of debt interest expense and was lower than the $58.1 million incurred in the first half of 2011, due to the retirement of 51% of our debt during the fourth quarter of 2011.

The settlement provision charge of $206.3 million in the first half of 2011 relates to the Zonegran settlement, interest and related costs that were paid in March 2011.

The other charges of $1.5 million in the first half of 2012 (adjusted to exclude net non-cash other charges of $0.4 million) was primarily comprised of severance and other restructuring costs. The other charges of $4.5 million in the first half of 2011 (adjusted to exclude net non-cash other charges of $0.1 million) was also primarily comprised of severance and other restructuring costs.

The working capital increase of $38.0 million in the first half of 2012 was primarily driven by the increase in trade receivables due to higher Tysabri sales in the first half of 2012 compared to the first half of 2011 and also a decrease in accruals. The working capital increase of $33.0 million in the first half of 2011 was primarily driven by the increase in trade receivables. This is mainly due to higher revenues from Tysabri in the first half of 2011 compared to the first half of 2010.

Investing Activities from Continuing Operations

Net cash provided by investing activities was $333.0 million in the first half of 2012. The primary component of cash provided by investing activities is the net proceeds received of $381.1 million on the sale of 24.15 million of the 31.9 million Alkermes plc shares received on the divestment of the EDT business. This is partially offset by $48.7 million of funding provided to Janssen AI by us during the first half of 2012.

Net cash provided by investing activities was $172.6 million in the first half of 2011. The primary component of cash provided by investing activities was the decrease in restricted cash. The restricted cash and cash equivalents movement includes the $203.7 million that was held in escrow in relation to the Zonegran settlement. This settlement amount was paid in March 2011. The cash provided by investing activities was partially offset by capital expenditures of $40.1 million.

Financing Activities from Continuing Operations

Net cash provided by financing activities totaled $8.6 million in the first half of 2012 (2011: $2.3 million), primarily reflecting the net proceeds from employee share issuances.

Discontinued Operations

The operating and investing net cash flows from discontinued operations for the first half of 2011 were cash inflows of $128.2 million and cash outflows of $5.1 million, respectively.

Debt Facilities

At 30 June 2012, we had outstanding debt of $624.5 million in aggregate principal amount (excluding unamortised financing costs and original issue discount), which consisted of the following:

	Original Maturity	$m
8.75% Notes issued October 2009	October 2016	472.1
8.75% Notes issued August 2010	October 2016	152.4

Total		624.5

As at 30 June 2012, and as of the date of filing of this Half-Year Financial Report, we were not in violation of any of our debt covenants.

Related Party Transactions

We have related party relationships with our subsidiaries, associates, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not presented in accordance with revised IAS 24, “Related Party Disclosures” (IAS 24).

There were no material related party transactions in the six months ended 30 June 2012 and there were no changes in the related party transactions described in the 2011 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Directors

The names and functions of the directors are shown on pages 45 to 48 of our 2011 Annual Report. There have been no changes to the composition of the Board of Directors or to the functions of the Directors during the first half of 2012.

Events After The Balance Sheet Date

On 23 July 2012, Pfizer issued a press release on top-line results in the first of four bapineuzumab Phase 3 studies carried out by Pfizer and Janssen AI. The Pfizer press release stated that the co-primary clinical endpoints, change in cognitive and functional performance compared to placebo, were not met in the Janssen AI led Phase 3 trial of intravenous bapineuzumab in patients with mild-to-moderate Alzheimer’s disease who carry the ApoE4 genotype. The Pfizer press release noted that because clinical efficacy was not demonstrated in ApoE4 carriers in this study, the Janssen AI and Pfizer Joint Steering Committee for the AIP decided that participants from this study who enrolled in a follow-on extension study will no longer receive doses of bapineuzumab but would have a follow-up evaluation. Pfizer also announced that the topline results from the second study in patients with mild–to–moderate Alzheimer’s who do not carry the ApoE4 genotype will soon be available. We believe that the carrying value of our Janssen AI investment in associate is fully recoverable. The results of the second Phase 3 study, as well as the ROW Phase 3 studies, are not yet available and Janssen AI’s other programmes, including a subcutaneous formulation of bapineuzumab, and ACC-001 (active immunotherapeutic conjugate) vaccine are in earlier stages of development.

At the Annual General Meeting of the Company on 24 May 2012, the shareholders resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account of the Company by cancelling some or all of the Company’s share premium account (the final amount to be determined by the Directors). The Directors subsequently resolved to reduce the share premium account of the Company by $6.2 billion from $7.1 billion to $922.1 million and use these reserves to set-off the retained losses of the Company of approximately $4.3 billion, with the balance to be treated as profits which shall be available for distribution. On 19 July 2012, the High Court of Ireland approved the Directors’ resolution and this order was registered with the Irish Companies Registration Office on 23 July 2012.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR INCOME STATEMENT

For the Six Months Ended 30 June

	Notes	2012	2011
		$m	$m
Continuing Operations
Revenue	3	343.9	324.9
Cost of sales	5	134.9	121.8

Gross profit		209.0	203.1
Selling, general and administrative expenses	5	70.0	64.5
Research and development expenses	5	99.8	99.2

Operating profit		39.2	39.4
Interest expense	6	30.5	59.5
Interest income	6	(0.4)	(1.4)
Investment gains	6	—	(2.3)
Net gain on disposal of investment in associate	7	(10.3)	—
Net loss on investments in associates	8	79.1	25.9

Net interest and investment gains and losses		98.9	81.7

Net loss before tax		(59.7)	(42.3)
Income tax expense	9	0.7	3.8

Net loss from continuing operations		(60.4)	(46.1)

Discontinued operations
Net income from discontinued operations (net of tax)	10	—	96.2

Net (loss)/income		(60.4)	50.1

Basic (loss)/earnings per Ordinary Share
From continuing operations	11	$(0.10)	$(0.08)
From discontinued operations	11	$—	$0.17
Total attributable to the ordinary equity holders of the Parent Company	11	$(0.10)	$0.09
Basic weighted-average shares outstanding (in millions) — continuing, discontinued and total operations	11	591.3	586.4

Diluted (loss)/earnings per Ordinary Share
From continuing operations	11	$(0.10)	$(0.08)
From discontinued operations	11	$—	$0.16
Total attributable to the ordinary equity holders of the Parent Company	11	$(0.10)	$0.08
Diluted weighted-average shares outstanding (in millions) — continuing operations	11	591.3	586.4
Diluted weighted-average shares outstanding (in millions) — discontinued operations	11	—	591.4
Diluted weighted-average shares outstanding (in millions) — total operations	11	591.3	591.4

The net (loss)/income for the six months ended 30 June 2012 and 30 June 2011 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR

STATEMENT OF COMPREHENSIVE INCOME

For the Six Months Ended 30 June

	2012	2011
	$m	$m
Net (loss)/income for the period	(60.4)	50.1
Other comprehensive income/(loss):
Available-for-sale investments, net of tax	(2.8)	(0.1)

Other comprehensive loss for the period	(2.8)	(0.1)

Total comprehensive (loss)/income for the period	(63.2)	50.0

The total comprehensive (loss)/income for the six months ended 30 June 2012 and 30 June 2011 are wholly attributable to the owners of the Parent Company.

Total comprehensive (loss)/income arises from:
Continuing operations	(63.2)	(46.2)
Discontinued operations	—	96.2

Total comprehensive (loss)/income for the period	(63.2)	50.0

The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR BALANCE SHEET

	Notes	30 June 2012	31 December 2011(1)
		$m	$m
Non-Current Assets
Intangible assets		133.9	141.0
Property, plant and equipment		80.3	83.2
Investments in associates	8	146.4	681.7
Deferred tax asset	9	277.9	279.8
Available-for-sale investments	13	8.5	8.4
Restricted cash and cash equivalents		13.7	13.7
Other non-current assets		38.1	40.4

Total Non-Current Assets		698.8	1,248.2

Current Assets
Inventory		21.8	23.8
Accounts receivable		178.2	167.7
Other current assets		22.6	25.7
Income tax prepayment		3.6	3.2
Available-for-sale investments	13	131.9	0.3
Restricted cash and cash equivalents		2.6	2.6
Cash and cash equivalents		626.4	271.7

Total Current Assets		987.1	495.0

Total Assets		1,685.9	1,743.2

Non-Current Liabilities
Long-term debt		605.6	603.9
Other liabilities	14	29.3	33.8
Provisions	15	7.2	8.5
Income tax payable		3.1	5.5

Total Non-Current Liabilities		645.2	651.7

Current Liabilities
Accounts payable		45.9	46.4
Accrued and other liabilities	14	199.0	213.7
Provisions	15	10.0	16.2

Total Current Liabilities		254.9	276.3

Total Liabilities		900.1	928.0

Shareholders’ Equity
Share capital		36.3	36.2
Share premium		7,101.8	7,093.3
Share-based compensation reserve		257.2	250.7
Foreign currency translation reserve		(0.1)	(0.1)
Available-for-sale investment reserve		(4.3)	(1.5)
Retained loss		(6,605.1)	(6,563.4)

Total Shareholders’ Equity		785.8	815.2

Total Shareholders’ Equity and Liabilities		1,685.9	1,743.2

(1) Amounts	as at 31 December 2011 are derived from the 31 December 2011 audited financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR

STATEMENT OF CASH FLOWS

For the Six Months Ended 30 June

	2012	2011
	$m	$m
Net (loss)/income	(60.4)	50.1
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortisation	14.3	23.9
EDT divestment transaction costs	—	(5.2)
Gain on sale of investments	—	(2.3)
Impairment of property, plant and equipment and intangible assets	0.3	5.1
Share-based compensation expense	26.4	19.5
Net loss on investments in associates	79.1	25.9
Net gain on disposal of investment in associate	(10.3)	—
Debt interest expense	29.2	59.0
Interest income	(0.2)	(0.3)
Income tax expense	0.7	6.4
Other	(0.9)	(0.5)

	78.2	181.6
Increase in accounts receivable	(10.5)	(32.4)
Increase in prepayments and other assets	(0.9)	(1.5)
Decrease in inventory	2.0	0.8
(Decrease)/increase in accounts payable and accrued and other liabilities	(28.1)	14.0
Decrease in other liabilities relating to Zonegran settlement	—	(206.3)

Cash provided by/(used in) operations	40.7	(43.8)
Interest received	0.2	0.3
Interest paid	(27.3)	(56.2)
Income taxes paid	(0.5)	(0.8)

Net cash provided by/(used in) operating activities	13.1	(100.5)
Investing activities
Decrease in restricted cash	—	205.5
Proceeds from disposal of property, plant and equipment	0.6	—
Purchase of property, plant and equipment	(6.0)	(10.0)
Purchase of intangible and other assets	(0.6)	(10.1)
Purchase of available-for-sale investments	(0.4)	(0.5)
Proceeds from disposal of non-current available-for-sale investments	—	2.6
Purchase of investment in associate	—	(20.0)
Receipt of deferred consideration	7.0	—
Funding provided to associate undertaking	(48.7)	—
Net proceeds from disposal of investment in associate	381.1	—

Net cash provided by investing activities	333.0	167.5
Financing activities
Proceeds from issue of share capital	8.6	2.3

Net cash provided by financing activities	8.6	2.3

Effect of foreign exchange rate changes	—	0.1

Net increase in cash and cash equivalents	354.7	69.4
Cash and cash equivalents at the beginning of the period	271.7	422.5

Cash and cash equivalents at the end of the period	626.4	491.9

The accompanying notes are an integral part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR STATEMENT

OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Share Capital	Share Premium	Share-Based Compensation Reserve	Foreign Currency Translation Reserve	Available- for-sale Investment Reserve	Retained Loss	Total Amount
	m	$m	$m	$m	$m	$m	$m	$m
Balances at 1 January 2011	585.2	35.9	7,087.3	235.0	(11.2)	0.9	(7,133.9)	214.0
Comprehensive income:
Net income	—	—	—	—	—	—	50.1	50.1
Other comprehensive income:
Available-for-sale investments	—	—	—	—	—	(0.1)	—	(0.1)

Total other comprehensive loss								(0.1)

Total comprehensive loss								50.0

Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	1.8	0.1	2.2	—	—	—	—	2.3
Share-based compensation cost	—	—	—	19.5	—	—	—	19.5
Share-based compensation — deferred tax	—	—	—	9.6	—	—	—	9.6
Transfer of exercised and expired share-based awards	—	—	—	(28.3)	—	—	28.3	—

Balances at 30 June 2011	587.0	36.0	7,089.5	235.8	(11.2)	0.8	(7,055.5)	295.4

Comprehensive income:
Net income	—	—	—	—	—	—	479.7	479.7
Other comprehensive income:
Foreign currency translation reclassification on disposal of EDT	—	—	—	—	11.1	—	—	11.1
Available-for-sale investments	—	—	—	—	—	(2.3)	—	(2.3)

Total other comprehensive income								8.8

Total comprehensive loss								488.5

Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	2.3	0.2	3.8	—	—	—	—	4.0
Share-based compensation cost	—	—	—	15.5	—	—	—	15.5
Share-based compensation — deferred tax	—	—	—	11.8	—	—	—	11.8
Transfer of exercised and expired share-based awards	—	—	—	(12.4)	—	—	12.4	—

Balances at 31 December 2011	589.3	36.2	7,093.3	250.7	(0.1)	(1.5)	(6,563.4)	815.2

Comprehensive income:
Net loss	—	—	—	—	—	—	(60.4)	(60.4)
Other comprehensive income:
Available-for-sale investments	—	—	—	—	—	(2.8)	—	(2.8)

Total other comprehensive loss								(2.8)

Total comprehensive loss								(63.2)

Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	2.7	0.1	8.5	—	—	—	—	8.6
Share-based compensation cost	—	—	—	26.4	—	—	—	26.4
Share-based compensation — deferred tax	—	—	—	(1.2)	—	—	—	(1.2)
Transfer of exercised and expired share-based awards	—	—	—	(18.7)	—	—	18.7	—

Balance at 30 June 2012	592.0	36.3	7,101.8	257.2	(0.1)	(4.3)	(6,605.1)	785.8

The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

HALF-YEAR FINANCIAL STATEMENTS

1.    BASIS OF PREPARATION

These unaudited half-year financial statements, which should be read in conjunction with our 2011 Annual Report, have been prepared by Elan Corporation, plc in accordance with IAS 34, “Interim Financial Reporting” (IAS 34), as adopted by the European Union (EU). In addition, these half-year financial statements have been prepared in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the related Transparency Rules of the Central Bank and Financial Services Authority of Ireland. They do not include all of the information required for full annual financial statements, and should be read in conjunction with our 2011 Annual Report.

These half-year financial statements are presented in U.S. dollars, which is the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The half-year financial statements include the accounts of Elan and all of our subsidiary undertakings. All significant intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the half-year financial statements.

The preparation of half-year financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ materially from these estimates. In preparing these half-year financial statements, the critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Consolidated Financial Statements as at and for the year ended 31 December 2011, and described on pages 96 to 101 of the 2011 Annual Report.

The comparative figures included for the year ended 31 December 2011 do not constitute statutory financial statements of Elan within the meaning of Regulation 40 of the European Communities (Companies; Group accounts) Regulations, 1992. Statutory financial statements for the year ended 31 December 2011 have been filed with the Companies’ Office. The auditor’s report on those financial statements was unqualified and did not contain an emphasis of matter paragraph.

Our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our condensed consolidated half-year financial statements on a going concern basis.

These half-year financial statements were approved by the directors on 30 July 2012.

2.    SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these half-year financial statements are consistent with those applied in our Consolidated Financial Statements as at and for the year ended 31 December 2011, as set out on pages 89 to 96 of the 2011 Annual Report, except for the impact of the standards and reclassifications described below.

(a)	Amended standards adopted by the group

The following amendments to standards that have been issued by the International Accounting Standards Board (IASB) that have been adopted by the EU and that are effective for the first time for the financial year beginning on or after 1 January 2012 are not applicable to or do not have a material impact on the Group.

•	Amendments to International Financial Reporting Standard (IFRS) 7, “Financial instruments: Disclosures on transfers of assets”;

•	Amendment to IFRS 1, “First time adoption on fixed dates and hyperinflation”;

•	Annual improvements 2010.

(b)	Amendments to standards issued by the IASB and adopted by the EU but not effective for the financial year beginning 1 January 2012 and not early adopted

IAS 19, “Employee benefits”, was amended in June 2011 to require the recognition of changes in the net defined benefit liability or asset including immediate recognition of defined benefit cost, and eliminating the corridor approach permitted by the existing IAS 19. The amendment also enhanced disclosures about defined benefit plans and modifies the accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment. The amendment is effective for financial years beginning on or after 1 January 2013. The impact on the Group will be as follows: to eliminate the corridor approach and recognise all actuarial gains and losses in other comprehensive income (OCI) as they occur and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability/asset. The elimination of the corridor approach will result in the recognition of the Group’s previously unrecognised unamortised net actuarial losses. The recognition of these unamortised net actuarial losses will result in the elimination of the net pension asset and recognition of a net pension liability. We are currently assessing the full impact of the amendments on the Group.

IAS 1 “Presentation of Financial Statements”, was amended in June 2011 to revise the presentation of OCI by requiring entities to group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently and by requiring tax associated with items presented before tax to be shown separately for each of the two groups of OCI items. The amendment is effective for financial years beginning on or after 1 July 2012. We expect that the adoption of the amendment will impact upon the presentation of items in OCI only.

(c)	New standards and amendments to standards issued by the IASB not yet adopted by the EU and not effective for the financial year beginning 1 January 2012

These new standards and amendments to standards have not yet been adopted by the EU. The adoption process could result in material changes to the requirements and effective dates of the new standards and amendments to standards or the failure by the EU to adopt them altogether. We are currently assessing the impact of the new standards and amendments to standards on the Group.

IFRS 9, “Financial instruments — classification and measurement”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2015. This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, “Financial instruments: Recognition and measurement”. IFRS 9 has two financial asset measurement categories: amortised cost and fair value. All financial asset equity instruments are measured at fair value. A debt instrument financial asset is measured at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. For financial liabilities, the standard retains most of the IAS 39 requirements. These include amortised-cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change for financial liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in OCI rather than the income statement, unless this creates an accounting mismatch.

IFRS 10, “Consolidated financial statements”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess.

IFRS 11, “Joint arrangements”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013. This standard accounts for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportionate consolidation of joint ventures is no longer allowed.

IFRS 12, “Disclosures of interests in other entities”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013. This standard includes the disclosure requirements for all forms of interests in other entities, including subsidiaries joint arrangements, associates and unconsolidated structured entities.

IFRS 13, “Fair value measurement”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how fair value should be measured where its use is already required or permitted by other standards within IFRS.

IAS 27 (revised 2011) “Separate financial statements”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013. This standard includes the provisions on separate financial statements that are left after the guidance on consolidated financial statements has been included in the new IFRS 10.

IAS 28 (revised 2011) “Associates and joint ventures”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013. This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

Amendment to IFRS 7, “Financial instruments: Disclosures on offsetting financial assets and financial liabilities”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013. This amendment reflects the joint IASB and FASB requirements to enhance current offsetting disclosures. These new disclosures are intended to facilitate consistency between those entities that prepare IFRS financial statements and those that prepare US GAAP financial statements.

Amendment to IAS 32, “Financial instruments: Presentation on offsetting financial assets and financial liabilities”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2014. This amendment updates the application guidance in IAS 32, “Financial instruments: Presentation”, to clarify some of the requirements for offsetting financial assets and financial liabilities.

Annual improvements 2011 which are effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013 address six issues in the 2009-2011 reporting cycle. It includes changes to:

•	IAS 1, “Financial statement presentation”;

•	IAS 16, “Property plant and equipment”;

•	IAS 32, “Financial instruments: Presentation”;

•	IAS 34, “Interim financial reporting”.

(d)	Reclassifications

We have reclassified $15.5 million from ‘Other accruals — current’, and $8.5 million from ‘Other liabilities – non-current’ to ‘Provisions — current’, and ‘Provisions — non-current’, respectively in our Consolidated Balance Sheet as at 31 December 2011 in order to more appropriately present onerous lease provisions in accordance with accounting standards. There has been no impact on reported net income or shareholders’ equity as a result of this reclassification.

We have reclassified $6.9 million of transaction costs associated with the divestment of the EDT business from the selling, general and administrative expenses of continuing operations to the net income from discontinued operations reporting line in the 2011 half-year income statement. We have reclassified these transactions costs in these unaudited half-year financial statements to ensure presentation is consistent with the 2011 Annual Report, where they were included in the overall net gain on divestment of the EDT business reported in the net income from discontinued operations reporting line. The reclassification of these costs from continuing operations to discontinued operations has resulted in a decrease in the 2011 basic and diluted loss per share from continuing operations from $0.09 per share to $0.08 per share, a decrease in the basic earnings per share from discontinued operations from $0.18 per share to $0.17 per share and a decrease in diluted earnings per share from discontinued operations from $0.17 per share to $0.16 per share. The operating net cash outflow of the continuing operations for the first half of 2012 has decreased by $5.2 million and the operating cash inflow of the discontinued operation has decreased by $5.2 million as a result of this reclassification. $5.2 million of the $6.9 million transaction costs incurred had been paid by 30 June 2011. There has been no impact on reported net income, basic or diluted earnings per share from total operations or on shareholders’ equity as a result of this reclassification.

We have also reclassified $1.6 million of expenses from SG&A expenses to R&D expenses in the 2011 half-year income statement. We have reclassified these expenses in these unaudited half-year financial statements to ensure presentation is consistent with the 2011 Annual Report, where they were included in R&D expenses as the nature of these expenses were considered to be R&D rather than SG&A. There has been no impact on reported net income or on shareholders’ equity as a result of this reclassification.

3.    REVENUE

Revenue for the six months ended 30 June can be further analysed as follows:

	Six Months Ended 30 June
	2012	2011
	$m	$m
Product revenue:
Tysabri	344.1	321.7
Azactam	(0.5)	0.4
Royalties	0.3	2.1
Maxipime	—	0.7

Total revenue	343.9	324.9

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration. Our actual operating profit on Tysabri differs from our share of the collaboration operating profit because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri were as follows:

	Six Months Ended 30 June
	2012	2011
	$m	$m
United States	412.5	353.0
ROW	382.0	385.4

Total Tysabri global in-market net sales	794.5	738.4

For the first half of 2012, we recorded net Tysabri revenue of $344.1 million which was calculated as follows:

	Six Months Ended
	30 June 2012
	U.S.	ROW	Total
	$m	$m	$m
Tysabri in-market net sales	412.5	382.0	794.5
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(201.7)	(162.2)	(363.9)

Tysabri collaboration operating profit	210.8	219.8	430.6

Elan’s 50% share of Tysabri collaboration operating profit	105.4	109.9	215.3
Elan’s directly incurred costs	74.6	54.2	128.8

Net Tysabri revenue	180.0	164.1	344.1

For the first half of 2011, we recorded net Tysabri revenue of $321.7 million which was calculated as follows:

	Six Months Ended 30 June 2011
	U.S.	ROW	Total
	$m	$m	$m
Tysabri in-market net sales	353.0	385.4	738.4
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(160.5)	(176.4)	(336.9)

Tysabri collaboration operating profit	192.5	209.0	401.5

Elan’s 50% share of Tysabri collaboration operating profit	96.3	104.5	200.8
Elan’s directly incurred costs	63.9	57.0	120.9

Net Tysabri revenue	160.2	161.5	321.7

4.    SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. Prior to the divestment of the EDT business, our business was organised into two business units: BioNeurology and EDT, and our CEO reviewed the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and MS. EDT developed and manufactured innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. The results of EDT for the first half of 2011 are presented as a discontinued operation in the half-year income statement. Following the divestment of EDT, we are organised in a single operating segment structure.

Segment performance is evaluated based on operating profit and Adjusted EBITDA. The results of our continuing operations for the first-half of 2012 and the first half of 2011 are set out in the half-year income statement on page 13. The results of our discontinued operations for the first half of 2011 are set out in Note 10.

A reconciliation of the Adjusted EBITDA of the continuing operations to the operating profit of the continuing operations for the first half of 2012 and the first half of 2011 is set out below. A reconciliation of the Adjusted EBITDA of the discontinued operations to the operating profit of the discontinued operations for the first half of 2011 is also set out below.

	Continuing Operations		Discontinued Operations		Total
	Six Months Ended 30 June		Six Months Ended 30 June		Six Months Ended 30 June
	2012	2011	2012	2011	2012	2011
	$m	$m	$m	$m	$m	$m
Segment Adjusted EBITDA	81.6	73.2	—	49.8	81.6	123.0
Depreciation and amortisation	(14.3)	(15.3)	—	(8.6)	(14.3)	(23.9)
Amortised fees	0.1	0.3	—	0.2	0.1	0.5
Share based compensation expense(1)	(26.3)	(14.2)	—	(4.7)	(26.3)	(18.9)
Gain on legal settlements	—	—	—	84.5	—	84.5
Other charges	(1.9)	(4.6)	—	(15.1)	(1.9)	(19.7)
Divestment of EDT business — transaction costs	—	—	—	(6.9)	—	(6.9)

Operating profit	39.2	39.4	—	99.2	39.2	138.6

(1)	Share-based compensation expense excludes $0.1 million included in other charges in the first half of 2012 (2011: $0.6 million expense).

5.    OTHER CHARGES

The principal items classified as other charges include severance, restructuring and other costs and facilities charges. We believe that disclosure of significant other charges is meaningful because it provides additional information when analysing certain items.

For the first half of 2012, included within cost of sales, SG&A expenses, and R&D expenses for our continuing operations were total other charges of $1.9 million (2011: $4.6 million) consisting of the following:

2012

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m
Severance, restructuring and other costs	—	0.1	1.3	1.4
Facilities and other asset impairment charges	—	0.2	0.3	0.5

Total other net charges from continuing operations	—	0.3	1.6	1.9

2011

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m
Severance, restructuring and other costs	(0.3)	1.5	0.7	1.9
Facilities and other asset impairment charges	—	2.7	—	2.7

Total other net charges from continuing operations	(0.3)	4.2	0.7	4.6

During the first half of 2012, we incurred severance, restructuring and other costs of $1.4 million principally relating to the 2011 restructuring.

During the first half of 2011, we incurred severance, restructuring and other costs of $1.9 million principally associated with realignment and restructuring of the R&D organisation within the BioNeurology business and a reduction of related support services.

We incurred facilities and other asset impairment charges of $0.5 million in the first half of 2012 and $2.7 million in the first half of 2011 relating to the consolidation of facilities in South San Francisco.

6.    NET INTEREST AND INVESTMENT GAINS AND LOSSES

For the first half of 2012, net interest and investment gains and losses were $98.9 million (2010: $81.7 million), consisting of the following:

	Six Months Ended 30 June
	2012	2011
	$m	$m
Interest expense (including amortisation of deferred financing costs):
Interest on 8.75% Notes issued October 2009	21.8	28.6
Interest on 8.75% Notes issued August 2010	7.4	9.5
Interest on 8.875% Notes	—	20.6
Interest on Floating Rate Notes due 2013	—	0.3

Total debt interest expense	29.2	59.0
Other financial charges	0.5	0.5
Net foreign exchange losses	0.8	—

Interest expense	30.5	59.5

Interest income:
Interest income	(0.2)	(0.3)
Net foreign exchange gains	—	(0.9)
Other financial gains	(0.2)	(0.2)

Interest income	(0.4)	(1.4)

Gains on disposal of investments	—	(2.3)
Net gain on disposal of investment in associate (refer to Note 7)	(10.3)	—
Net loss on investments in associates (refer to Note 8)	79.1	25.9

Net interest and investment gains and losses	98.9	81.7

7.    NET GAIN ON DISPOSAL OF INVESTMENT IN ASSOCIATE

In September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc at a price to the public of $16.50 per share and received net proceeds of $381.1 million after the deduction of underwriter and other fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest. The remaining shareholding is subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an investment in associate and was recorded as an available-for-sale investment with an initial carrying value of $134.1 million, representing the fair value of the investment retained at the date of change in status.

The net gain on disposal of $10.3 million was calculated as follows:

30 June 2012
$m
Share proceeds	398.5
Fair value of available-for-sale investment retained	134.1
Carrying value of investment in associate disposed	(504.9)
Transaction costs	(17.4)

Gain on disposal of investment in associate	10.3

The initial fair value of the available-for-sale investment in Alkermes plc was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share. The carrying value of this available-for-sale investment at 30 June 2012 was $131.5 million.

8.    INVESTMENTS IN ASSOCIATES

	Janssen AI	Proteostasis	Alkermes	Total
	$m	$m	$m	$m
1 January 2011	209.0	—	—	209.0
Addition	—	20.0	—	20.0
Net loss on investments in associates	(25.5)	(0.4)	—	(25.9)

At 30 June 2011	183.5	19.6	—	203.1

Addition	—	—	528.6	528.6
Net loss on investments in associates	(39.5)	(2.3)	(8.2)	(50.0)

At 31 December 2011	144.0	17.3	520.4	681.7

Addition	48.7	—	—	48.7
Net loss on investments in associates	(61.7)	(1.9)	(15.5)	(79.1)
Disposal	—	—	(504.9)	(504.9)

At 30 June 2012	131.0	15.4	—	146.4

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of the transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, our interest in Janssen AI could be reduced.

During the first half of 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at 31 December 2011, provided by Johnson & Johnson to Janssen AI was spent. In May 2012, Johnson & Johnson and Elan each provided funding of $48.7 million to Janssen AI.

Our equity interest in Janssen AI is recorded as an investment in associate on the Consolidated Balance Sheet at 30 June 2012, at a carrying value of $131.0 million (31 December 2011: $144.0 million). At 30 June 2012, the carrying value is comprised of our proportionate 49.9% share of Janssen’s AIP assets of $117.3 million and the additional funding provided by us in May 2012 of $48.7 million, reduced by the net loss of $35.0 million on the investment in associate recorded during the first half of 2012 relating to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 funding commitment.

The following table sets forth the computation of the net loss on investment in associate for the periods ended 30 June 2012 and 2011:

	Six Months Ended
	30 June
	2012	2011
	$m	$m
Net loss reported by Janssen AI	131.1	101.7

Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	65.4	50.7
Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment	(3.7)	(25.2)

Net loss on investment in Janssen AI associate	61.7	25.5

Proteostasis

In May 2011, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. Our $20.0 million equity interest in Proteostasis has been recorded as an investment in associate on the Consolidated Balance Sheet. The net loss recorded on the investment in associate in the first half of 2012 was $1.9 million (2011: $0.4 million).

Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT on 16 September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) and accounted for this investment as an investment in associate.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which is subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc is classified as an available-for-sale investment reflected in current assets and equity method accounting no longer applies to this investment. See Note 7 for additional information on the disposal of shares in Alkermes plc.

In the first half of 2012, we recorded a net loss on the investment in associate of $12.5 million related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc. We also recorded an expense of $3.0 million related to the amortisation of a basis difference between the carrying amount of our investment in the associate and our share of the book value of the assets of Alkermes plc. This basis difference principally related to identifiable intangible assets and goodwill attributable to the Alkermes Inc. business prior to its acquisition of EDT.

9.    INCOME TAX

The total tax expense of $0.7 million for continuing operations (2011: $3.8 million) arises from and is presented in the half-year income statement as follows:

	Six Months Ended 30 June
	2012	2011
	$m	$m
Continuing Operations
Current tax expense	0.1	1.7
Deferred tax expense — origination and reversal of timing differences	0.6	2.1

Income tax expense — continuing operations	0.7	3.8

Discontinued Operations
Current tax expense	—	0.6
Deferred tax expense	—	2.0

Income tax expense — discontinued operations	—	2.6

Total Operations
Current tax expense	0.1	2.3
Deferred tax expense — origination and reversal of timing differences	0.6	4.1

Total income tax expense	0.7	6.4

The total income tax expense of $0.7 million for continuing operations in the first half of 2012 reflects federal and state taxes in the United States and the availability of tax losses.

The total income tax expense for continuing and discontinued operations of $6.4 million in the first half of 2011 reflects tax at standard rates in the jurisdictions in which we operate, the availability of tax losses and foreign withholding tax.

The income tax expense in the first half of 2012 for continuing operations includes a deferred tax expense of $0.6 million (2011: $2.1 million) primarily as a result of the utilisation of DTAs to shelter taxable income in the United States.

	Balance 1 January 2012	Recognised In Income	Recognised In Equity	Balance 30 June 2012
	$m	$m	$m	$m
Deferred taxation liabilities	(0.3)	—	—	(0.3)
Deferred taxation assets	280.1	(0.6)	(1.3)	278.2

Net deferred taxation asset	279.8	(0.6)	(1.3)	277.9

10.    DISCONTINUED OPERATIONS

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on 8 September 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

On 13 March 2012, we announced that we had sold 24.15 million of the ordinary shares held in Alkermes plc for net proceeds of $381.1 million after deduction of underwriter fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, and our remaining shareholding is subject to legal and contractual transfer restrictions. As we no longer have the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc is recorded as an available-for-sale investment.

The results of EDT for the first half of 2011 are presented as a discontinued operation in the half-year income statement.

(a) Income Statement

The income statement financial information relating to the EDT business for the first half of 2011 is set out below.

$m
Product revenue	124.4
Contract revenue	4.4

Total revenue	128.8
Cost of sales	49.6

Gross profit	79.2
Operating expenses:
Selling, general and administrative expenses	19.8
Research and development expenses	37.8
Divestment of EDT business — transaction costs	6.9
Gain on legal settlements	(84.5)

Operating profit	99.2
Net interest expense	0.4

Net income before tax of discontinued operation	98.8
Income tax expense	2.6

Net income of discontinued operation	96.2

(b) Cash flows

The cash flows attributable to the operating and investing activities of EDT for the first half of 2011 were cash inflows of $128.2 million and cash outflows of $5.1 million respectively.

(c) Revenue

Revenue from the EDT business for the first half of 2011 is set out below:

$m
Product revenue:
Manufacturing revenue and royalties:
TriCor ®145	24.0
Ampyra®	22.4
Focalin ®XR/Ritalin ®LA	18.2
Verelan®	13.2
Other	46.6

Total product revenue–manufacturing revenue and royalties	124.4

Contract revenue:
Research revenue	3.9
Milestone payments	0.5

Total contract revenue	4.4

Total revenue from the EDT business	128.8

(d) Other charges

Other charges from the EDT business for the first half of 2011 are set out below:

2011

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m
Severance, restructuring and other costs	0.2	1.7	8.1	10.0
Asset impairment charges	—	—	5.1	5.1

	0.2	1.7	13.2	15.1

During the first half of 2011, EDT incurred severance, restructuring and other costs of $10.0 million, and asset impairment charges of $5.1 million arising from the closure of the King of Prussia, Pennsylvania site. The closure took place in the fourth quarter of 2011.

(e) Gain on legal settlements

In May 2011, we entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of EDT’s NanoCrystal® technology. As part of the settlement agreement with Alcon, we received $6.5 million in May 2011 in full and final settlement.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis (since acquired by Celgene Corporation) had infringed a patent owned by Elan in relation to the application of EDT’s NanoCrystal technology to Abraxane®. We were awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in full and final settlement of the litigation in March 2011 and recorded a gain of this amount.

11.    NET EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options and Restricted Stock Units (RSUs).

Refer to the half-year income statement on page 13 for the basic and diluted earnings/(loss) per share of the continuing, discontinued and total operations for the first half of 2012 and 2011.

As at 30 June 2012, there were 25.7 million (30 June 2011: 26.2 million) share options and RSUs outstanding that could potentially have a dilutive impact on EPS from continuing operations in the future but were anti-dilutive in the first half of 2012 and 2011.

12.    SHARE-BASED COMPENSATION

During the first half of 2012 we granted equity awards from the Long Term Incentive Plan (2006 LTIP), which provides for the issuance of share options, RSUs and other equity awards. As at 30 June 2012, 867,462 shares were available for future issuance under the 2006 LTIP (31 December 2011: 6,082,810 shares).

In May 2012, our shareholders approved the Elan Corporation, plc 2012 Long Term Incentive Plan (2012 LTIP), which provides for the grant of equity up to 30,000,000 Ordinary Shares. As at 30 June 2012, 30,000,000 shares were available for future issuance under the 2012 LTIP. In May 2012, our shareholders approved the Elan Corporation, plc Employee Equity Purchase Plan (2012 Restatement) (the “EEPP”), which provides for an additional 1,500,000 Ordinary Shares to be issued under the EEPP. As at 30 June 2012, 1,537,586 shares were available for future issuance under the EEPP (31 December 2011: 143,761 shares).

Share Options

The terms and conditions of our equity award plans and equity award activities are disclosed in our 2011 Annual Report. Share options are granted at fixed exercise prices equal to the market value of our shares on the date of grant. We granted approximately 3,621,000 share options on similar terms to employees of Elan and an affiliate during the first half of 2012 (2011: approximately 3,224,000 share options).

Equity-settled share-based payments made to employees have been recognised in the financial statements based on the fair value of the awards measured at the date of grant. Equity-settled share-based payments made to non-employees have been recognised in the financial statements based on the fair value of the awards measured when services are rendered. The fair value of share options is calculated using a binomial option-pricing model, and the fair value of options issued under our employee equity purchase plan, which is described further below, is calculated using the Black-Scholes option-pricing model, taking into consideration the relevant terms and conditions.

The estimated weighted-average grant date fair values of share options awarded during the first half of 2012 and 2011 were $6.71 and $3.03 per share option, respectively. The fair value was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	Six Months Ended 30 June
	2012	2011
Share price and exercise price	$13.26	$6.84
Risk-free interest rate	0.9%	1.7%
Expected volatility(1)	60.7%	49.8%
Expected dividend yield	—	—
Expected life(2)	—	—

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

(2)

The expected lives of options granted in the first half of 2012, as derived from the output of the binomial model, ranged from 5.1 years to 6.8 years (2011: 4.8 years to 7.5 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

During the first half of 2012 we granted RSUs to certain employees, directors and consultants of Elan and affiliates under our 2006 LTIP. The terms and conditions of the RSU awards are disclosed in our 2011 Annual Report. We granted approximately 2,159,000 RSUs on similar terms to directors and employees of Elan and an affiliate during the first half of 2012 (2011: approximately 3,301,000 RSUs). The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for non-employees. The estimated weighted-average grant date fair values of RSUs granted during the first half of 2012 and 2011 were $13.20 and $6.80 per unit, respectively.

Employee Equity Purchase Plan

As disclosed in our 2011 Annual Report, we operate an EEPP for eligible employees in the United States, and since 1 January 2012, for eligible employees based in Ireland. The estimated weighted-average grant date fair values of options issued during the first half of 2012 and 2011 were $4.10 and $1.67 per share, respectively.

The estimated fair values were calculated using the following weighted-average inputs into the Black-Scholes option-pricing model:

	Six Months Ended 30 June
	2012	2011
Share price	$13.74	$5.73
Exercise price	$11.68	$4.87
Risk-free interest rate	0.1%	0.2%
Expected volatility(1)	53.4%	51.0%
Expected dividend yield	—	—
Expected life	6 months	6 months

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

Share-based compensation expense

We recognised total compensation expense related to equity-settled share-based awards of $26.4 million during the first half of 2012 (2011: $19.5 million). The expenses have been recognised in the following line items in the half-year income statement:

	Six Months Ended 30 June
	2012	2011
	$m	$m
Cost of sales	0.2	0.1
Selling, general and administrative expenses(1)	13.8	7.5
Research and development expenses	12.4	6.8

Share-based compensation expense — continuing operations	26.4	14.4
Share-based compensation expense — discontinued operations(2)	—	5.1

Total share-based compensation expense	26.4	19.5

(1)	SG&A expenses in the first half of 2012 include $0.1 million (2011: $0.2 million) that has been recorded in other charges.

(2)	Share based compensation in the first half of 2011 for discontinued operations includes $0.4 million that has been recorded in other charges.

Share-based compensation arose under the following share-based awards:

	Six Months Ended 30 June
	2012	2011
	$m	$m
Share options	11.8	12.4
RSUs	14.1	6.8
EEPP	0.5	0.3

Total	26.4	19.5

13.    AVAILABLE-FOR-SALE INVESTMENTS

Our current available-for-sale investments consisted of the following:

	30 June 2012	31 December 2011
	$m	$m
Quoted equity securities	131.9	0.3

Available-for-sale investments - current	131.9	0.3

At 30 June 2012, current available-for-sale securities consisted primarily of an equity investment in Alkermes plc. In September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. We accounted for this equity interest in Alkermes plc as an investment in associate. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which is subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc of 7.75 million shares was transferred from investments in associates to available-for-sale investments. The carrying value of this available-for-sale investment at 30 June 2012 was $131.5 million.

Our non-current available-for-sale investments consisted of the following:

	30 June 2012	31 December 2011
	$m	$m
Unquoted equity securities	8.5	8.4

Available-for-sale investments — non-current	8.5	8.4

At 30 June 2012 and at 31 December 2011, our non-current unquoted equity securities are comprised of investments in small privately held biotechnology companies, which are carried at fair value.

14.    ACCRUED AND OTHER LIABILITIES

Our accrued and other liabilities consisted of the following:

	30 June 2012	31 December 2011
	$m	$m
Non-current liabilities:
Deferred rent	17.6	17.0
Other liabilities	11.7	16.8

Non-current liabilities	29.3	33.8

	30 June 2012	31 December 2011
	$m	$m
Current liabilities:
Accrued royalties payable	76.5	73.3
Accrued rebates	31.5	31.7
Sales and marketing accruals	22.8	23.4
Payroll and related taxes	19.4	32.5
Clinical trial accruals	12.9	15.2
Accrued interest	11.4	11.4
Restructuring accrual	2.8	9.7
Deferred rent	1.4	1.9
Other accruals	20.3	14.6

Current liabilities	199.0	213.7

15.    PROVISIONS

At 30 June 2012, we had a non-current provisions balance of $7.2 million (31 December 2011: $8.5 million) and a current provisions balance of $10.0 million (31 December 2011: $16.2 million), primarily relating to onerous lease provisions on leased space that we no longer utilise.

16.    FINANCIAL RISK MANAGEMENT

Financial Risk Factors

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign currency exchange rates and interest rates, as well as the creditworthiness of our counterparties.

The half-year financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2011 Annual Report.

There have been no changes in our risk management policies since year-end.

Liquidity risk

Compared to year-end, there was no material change in the contractual undiscounted cash outflows for financial liabilities.

Our liquid resources and shareholders’ equity were as follows:

	30 June 2012	31 December 2011
	$m	$m
Cash and cash equivalents	626.4	271.7
Restricted cash and cash equivalents — current	2.6	2.6
Available-for-sale investments — current	131.9	0.3

Total liquid resources	760.9	274.6

Shareholders’ equity	785.8	815.2

Fair value estimation

There were no significant changes in the business or economic circumstances during the first half of 2012 that affect the fair value of our financial assets and financial liabilities.

During the first half of 2012, there were no reclassifications of financial assets and no significant transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

17.    LITIGATION

We are or were involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

In December 2010, we finalised our agreement with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we pleaded guilty to a misdemeanour violation of the U.S. Federal Food, Drug, and Cosmetic (FD&C) Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the U.S. Food and Drug Administration (FDA). If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Patent matter

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis (since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal technology (the NanoCrystal technology was transferred to Alkermes in connection with the sale of our EDT business in September 2011) to Abraxane. The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in full and final settlement.

In May 2011, we entered into an agreement with Alcon to settle litigation also in relation to the application of NanoCrystal technology in connection with Alcon’s marketing of particular products. As part of the settlement agreement with Alcon, we received $6.5 million in May 2011 in full and final settlement.

Securities matters

In March 2005, we received a letter from the U.S. Securities and Exchange Commission (SEC) stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On 24 September 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating to the 31 July 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the 29 July 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. We received supplemental requests for documents from the SEC related to this matter and have provided the SEC with materials in connection with the investigation.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases were consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on 17 August 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our shares during periods ranging between 21 May 2007 and 21 October 2008. The complaints alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On 23 July 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case was accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purported to be filed on behalf of all purchasers of Elan call options during the period from 17 June 2008 to 29 July 2008. On 10 August 2011, the court dismissed the class action lawsuits with prejudice. The “related case” plaintiffs appealed the dismissal to the U.S. Court of Appeals for the Second Circuit, which held oral arguments on the appeal on 19 April 2012, but have not yet rendered a decision on the appeal.

We and some of our officers and directors were named as defendants in a securities case filed 24 June 2010 in the U.S. District Court in the Northern District of California. The complaint alleged that during the June/July 2008 timeframe we disseminated materially false and misleading statements/omissions related to Tysabri and bapineuzumab. Plaintiffs alleged that they lost collectively approximately $4.5 million. On 4 October 2011, the court dismissed the lawsuit with prejudice. The plaintiffs have abandoned their appeal of the dismissal and the case was formally dismissed by U.S. Court of Appeals for the Ninth Circuit on 23 April 2012.

We and some of our officers were named as defendants in a putative class action lawsuit filed in the U.S. District Court for the Southern District of New York on 23 February 2011. The plaintiffs’ complaint alleged claims under U.S. federal securities laws and sought damages on behalf of all purchasers of our shares during the period between 2 July 2009 and 5 August 2009. The complaint alleged that we issued false and misleading public statements concerning the Johnson & Johnson Transaction. On 10 November 2011, the court dismissed the lawsuit with prejudice.

Tysabri product liability lawsuits and claims

We and our collaborator Biogen Idec are defending product liability lawsuits and claims arising out of the occurrence of PML and other serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri to be filed and claims to be asserted. While we intend to vigorously defend these lawsuits and claims, we cannot predict how they may be resolved. Adverse results with respect to one or more of these lawsuits or claims could result in substantial monetary judgements or settlements against us.

18.    RELATED PARTIES

We have related party relationships with our subsidiaries, associates, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not presented in accordance with revised IAS 24, “Related Party Disclosures” (IAS 24).

There were no material related party transactions in the six months ended 30 June 2012 and there were no changes in the related party transactions described in the 2011 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

19.    EVENTS AFTER THE BALANCE SHEET DATE

On 23 July 2012, Pfizer issued a press release on top-line results in the first of four bapineuzumab Phase 3 studies carried out by Pfizer and Janssen AI. The Pfizer press release stated that the co-primary clinical endpoints, change in cognitive and functional performance compared to placebo, were not met in the Janssen AI led Phase 3 trial of intravenous bapineuzumab in patients with mild-to-moderate Alzheimer’s disease who carry the ApoE4 genotype. The Pfizer press release noted that because clinical efficacy was not demonstrated in ApoE4 carriers in this study, the Janssen AI and Pfizer Joint Steering Committee for the AIP decided that participants from this study who enrolled in a follow-on extension study will no longer receive doses of bapineuzumab but would have a follow-up evaluation. Pfizer also announced that the topline results from the second study in patients with mild–to–moderate Alzheimer’s who do not carry the ApoE4 genotype will soon be available. We believe that the carrying value of our Janssen AI investment in associate is fully recoverable. The results of the second Phase 3 study, as well as the ROW Phase 3 studies, are not yet available and Janssen AI’s other programmes, including a subcutaneous formulation of bapineuzumab, and ACC-001 (active immunotherapeutic conjugate) vaccine are in earlier stages of development.

At the Annual General Meeting of the Company on 24 May 2012, the shareholders resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account of the Company by cancelling some or all of the Company’s share premium account (the final amount to be determined by the Directors). The Directors subsequently resolved to reduce the share premium account of the Company by $6.2 billion from $7.1 billion to $922.1 million and use these reserves to set-off the retained losses of the Company of approximately $4.3 billion, with the balance to be treated as profits which shall be available for distribution. On 19 July 2012, the High Court of Ireland approved the Directors’ resolution and this order was registered with the Irish Companies Registration Office on 23 July 2012.

U.S. GAAP Information

The half-year financial statements of the Company have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP).

Unaudited Condensed Consolidated Half-Year Income Statement

For the Six Months Ended 30 June 2012

	IFRS	(A) Tysabri	(B) Other Intangible Assets	(D) Other net Charges	(E) Investment in Associate	(F) & (G) Pensions & Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m
Revenue	343.9	232.5	—	—	—	—	576.4
Cost of sales	134.9	180.6	—	—	—	—	315.5

Gross profit	209.0	51.9	—	—	—	—	260.9
Selling, general and administrative expenses	70.0	51.9	(0.9)	(0.3)	—	—	120.7
Research and development expenses	99.8	—	—	(1.6)	—	—	98.2
Other net charges	—	—	—	1.9	—	—	1.9

Total operating expenses	169.8	51.9	(0.9)	—	—	—	220.8

Operating profit	39.2	—	0.9	—	—	—	40.1
Interest expense	30.5	—	—	—	—	(0.9)	29.6
Interest income	(0.4)	—	—	—	—	—	(0.4)
Net gain/(loss) on disposal of investment in associate	(10.3)	—	—	—	23.4	—	13.1
Net loss on investments in associate	79.1	—	—	—	(21.7)	—	57.4

Net interest and investment gains and losses	98.9	—	—	—	1.7	(0.9)	99.7

Net (loss)/income before tax	(59.7)	—	0.9	—	(1.7)	0.9	(59.6)
Income tax expense	0.7	—	—	—	—	—	0.7

Net loss	(60.4)	—	0.9	—	(1.7)	0.9	(60.3)

Unaudited Condensed Consolidated Half-Year Income Statement

For the Six Months Ended 30 June 2011

	IFRS	(A) Tysabri	(B) Other Intangible Assets	(C) Taxation	(D) Other Net Charges	(E) Investment in Associate	(F) & (G) Pensions & Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	324.9	192.8	—	—	—	—	—	517.7
Cost of sales	121.8	154.2	—	—	0.3	—	—	276.3

Gross profit	203.1	38.6	—	—	(0.3)	—	—	241.4
Selling, general and administrative expenses	64.5	38.6	(0.8)	—	(4.2)	—	—	98.1
Research and development expenses	99.2	—	—	—	(0.7)	—	—	98.5
Other net charges	—	—	—	—	4.6	—	—	4.6

Total operating expenses	163.7	38.6	(0.8)	—	(0.3)	—	—	201.2

Operating profit	39.4	—	0.8	—	—		—	40.2
Net interest and investment gains and losses	81.7	—	—	—	—	25.7	1.4	108.8

Net loss before tax	(42.3)	—	0.8	—	—	(25.7)	(1.4)	(68.6)
Income tax expense	3.8	—	—	2.3	—		—	6.1

Net loss from continuing operations	(46.1)	—	0.8	(2.3)	—	(25.7)	(1.4)	(74.7)

Discontinued operations
Net income from discontinued operations	96.2	—	0.8	(0.3)	—	—	(0.9)	95.8

Net income	50.1	—	1.6	(2.6)	—	(25.7)	(2.3)	21.1

Unaudited Condensed Consolidated Half-Year Balance Sheet

At 30 June 2012

	IFRS	(B) Goodwill	(B) Other Intangible Assets	(C ) Taxation	(F) Pension	(G) Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m
Non-Current Assets
Goodwill and other intangible assets	133.9	207.4	(37.6)	—	—	—	303.7
Property, plant and equipment	80.3	—	—	—	—	—	80.3
Investment in associate	146.4	—	—	—	—	—	146.4
Available-for-sale investments	8.5	—	—	—	—	1.7	10.2
Deferred tax asset	277.9	—	—	(158.9)	—	—	119.0
Restricted cash and cash equivalents	13.7	—	—	—	—	—	13.7
Other non-current assets	38.1	—	—	—	(26.5)	10.2	21.8

Total Non-Current Assets	698.8	207.4	(37.6)	(158.9)	(26.5)	11.9	695.1

Current Assets
Inventory	21.8	—	—	—	—	—	21.8
Accounts receivable	178.2	—	—	—	—	—	178.2
Other current assets	22.6	—	—	—	—	—	22.6
Deferred tax asset	—	—	—	25.8	—	—	25.8
Income tax prepayment	3.6	—	—	(3.6)	—	—	—
Available-for-sale investments	131.9	—	—	—	—	—	131.9
Restricted cash and cash equivalents	2.6	—	—	—	—	—	2.6
Cash and cash equivalents	626.4	—	—	—	—	—	626.4

Total Current Assets	987.1	—	—	22.2	—	—	1,009.3

Total Assets	1,685.9	207.4	(37.6)	(136.7)	(26.5)	11.9	1,704.4

Non-Current Liabilities
Long-term debt	605.6	—	—	—	—	10.2	615.8
Other liabilities	29.3	—	—	—	11.9	7.2	48.4
Provisions	7.2	—	—	—	—	(7.2)	—
Income tax payable	3.1	—	—	3.1	—	—	6.2

Total Non-Current Liabilities	645.2	—	—	3.1	11.9	10.2	670.4

Current Liabilities
Accounts payable	45.9	—	—	—	—	—	45.9
Accrued and other liabilities	199.0	—	—	(2.5)	—	10.0	206.5
Provisions	10.0	—	—	—	—	(10.0)	—

Total Current Liabilities	254.9	—	—	(2.5)	—	—	252.4

Total Liabilities	900.1	—	—	0.6	11.9	10.2	922.8

Shareholders’ Equity
Total Shareholders’ Equity	785.8	207.4	(37.6)	(137.3)	(38.4)	1.7	781.6

Total Shareholders’ Equity and Liabilities	1,685.9	207.4	(37.6)	(136.7)	(26.5)	11.9	1,704.4

Audited Consolidated Balance Sheet

At 31 December 2011

	IFRS	(B) Goodwill	(B) Other Intangible Assets	(C) Taxation	(F) Pension	(E) Investment in Associate	(G) Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m	$m
Non-Current Assets
Goodwill and other intangible assets	141.0	207.4	(38.5)	—	—	—	—	309.9
Property, plant and equipment	83.2	—	—	—	—	—	—	83.2
Investment in associate	681.7	—	—	—	—	(5.9)	—	675.8
Available-for-sale investments	8.4	—	—	—	—	—	1.4	9.8
Deferred tax asset	279.8	—	—	(160.9)	—	—	—	118.9
Restricted cash and cash equivalents	13.7	—	—	—	—	—	—	13.7
Other non-current assets	40.4	—	—	—	(27.0)	—	11.1	24.5

Total Non-Current Assets	1,248.2	207.4	(38.5)	(160.9)	(27.0)	(5.9)	12.5	1,235.8

Current Assets
Inventory	23.8	—	—	—	—	—	—	23.8
Accounts receivable	167.7	—	—	—	—	—	—	167.7
Other current assets	25.7	—	—	—	—	—	—	25.7
Deferred tax asset	—	—	—	26.2	—	—	—	26.2
Income tax prepayment	3.2	—	—	(3.2)	—	—	—	—
Available-for-sale investments	0.3	—	—	—	—	—	—	0.3
Restricted cash and cash equivalents	2.6	—	—	—	—	—	—	2.6
Cash and cash equivalents	271.7	—	—	—	—	—	—	271.7

Total Current Assets	495.0	—	—	23.0	—	—	—	518.0

Total Assets	1,743.2	207.4	(38.5)	(137.9)	(27.0)	(5.9)	12.5	1,753.8

Non-Current Liabilities
Long-term debt	603.9	—	—	—	—	—	11.1	615.0
Other liabilities	33.8	—	—	—	12.2	—	8.5	54.5
Provisions	8.5	—	—	—	—	—	(8.5)	—
Income tax payable	5.5	—	—	0.7	—	—	—	6.2

Total Non-Current Liabilities	651.7	—	—	0.7	12.2	—	11.1	675.7

Current Liabilities
Accounts payable	46.4	—	—	—	—	—	—	46.4
Accrued and other liabilities	213.7	—	—	—	—	—	16.2	229.9
Provisions	16.2	—	—	—	—	—	(16.2)	—

Total Current Liabilities	276.3	—	—	—	—	—	—	276.3

Total Liabilities	928.0	—	—	0.7	12.2	—	11.1	952.0

Shareholders’ Equity
Total Shareholders’ Equity	815.2	207.4	(38.5)	(138.6)	(39.2)	(5.9)	1.4	801.8

Total Shareholders’ Equity and Liabilities	1,743.2	207.4	(38.5)	(137.9)	(27.0)	(5.9)	12.5	1,753.8

The principal differences between IFRS as adopted by the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

(A) Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri plus our directly incurred expenses on these sales.

Under IFRS, the Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. Under IFRS, to account for our share of the Tysabri jointly controlled operation, we record our directly incurred expenses within operating expenses and we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly incurred collaboration expenses related to these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

There are no reconciling differences to total net income/(loss) or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses related to the U.S. market differ under both standards due to the differing accounting principles for Tysabri sales. As described above, under U.S. GAAP we record as revenue the net sales of Tysabri in the U.S. market, whereas under IFRS we record as revenue our share of the collaboration profit on these sales plus our directly incurred collaboration expenses related to these sales. There are no differences between IFRS and U.S. GAAP for the amounts recorded related to sales outside of the United States.

(B) Goodwill and other intangible assets

At 30 June 2012 and at 31 December 2011, no goodwill was held on the balance sheet under IFRS, while we held goodwill with a carrying amount of $207.4 million under U.S. GAAP at both of these balance sheet dates. Goodwill is not amortised under U.S. GAAP, but instead is subject to regular (at least annual) impairment testing. A number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to reduce to $Nil under IFRS compared to a U.S. GAAP balance of $207.4 million. Under Irish GAAP, the goodwill arising from acquisition was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Under IFRS, the remaining carrying amount of our goodwill of $45.2 million was allocated to the EDT business and divested as part of the EDT transaction with Alkermes Inc. in September 2011. The goodwill allocated to this divestment under IFRS was lower compared to U.S. GAAP; $45.2 million under IFRS compared to $49.7 million under U.S. GAAP.

Conversely, the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the IFRS transitional arrangements. The higher carrying value for intangible assets gives rise to a higher amortisation charge than under U.S. GAAP.

The principal reason for a higher carrying value of intangible assets under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as intangible assets.

As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations”, as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards”, these differences remain in effect between U.S. GAAP and IFRS.

(C) Taxation

There are different rules under IFRS and U.S. GAAP in relation to the recognition of DTAs associated with share-based compensation. DTAs are only recognised under either GAAP in relation to jurisdictions where tax deductions are available to the employer for equity grants given to employees (relevant employee equity awards). For example, such tax deductions are available in the United States but in general not in Ireland. Under U.S. GAAP, a DTA may be recognised for relevant employee equity awards only to the extent that a compensation expense has previously been recorded in relation to those awards. In contrast, under IFRS, a DTA may be recognised in relation to the tax effect of the full intrinsic value at the balance sheet date of all relevant employee equity awards expected to be exercised, regardless of whether or not a compensation expense has previously been recognised for those awards. Accordingly, the total DTA recognised under IFRS is substantially higher than under U.S. GAAP.

The classification of deferred tax assets and liabilities differs between U.S. GAAP and IFRS. Under IFRS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities are classified as either current or non-current based on the nature and expected realisation of the underlying asset or liability, or on the expected reversal of items not related to an asset or liability.

(D) Other net charges

The principal items classified as other net charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and intangible asset impairment charges. These items have been treated consistently from period to period. We believe that disclosure of significant other net charges is meaningful because it provides additional information in relation to analysing certain items. Under IFRS, other net charges are recorded within their respective income statement line items. Under U.S. GAAP, they are recorded as a separate line item in the Consolidated Income Statement.

(E) Investment in associate undertaking

Janssen AI

As part of the transaction whereby Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration.

Under both IFRS and U.S. GAAP, we have recorded our investment in Janssen AI as an investment in an associate (equity method investment) on the balance sheet as we have the ability to exercise significant influence, but not control or joint control, over the investee. The investment was recognised initially based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment, and is subsequently accounted for using the equity method.

Under both U.S. GAAP and IFRS, investors are required to recognise their share of post-acquisition changes in net assets of an investee. This was applied under IFRS by remeasuring our proportionate interest in the Johnson & Johnson funding commitment, which had an initial carrying value of $117.7 million, at each reporting date during the period that the funding of Janssen AI was being provided exclusively by Johnson & Johnson to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the other changes in the net assets of Janssen AI, resulted in changes in the carrying value of the investment in associate that were reflected in the income statement.

Under U.S. GAAP, the $117.7 million initial carrying value of the Johnson & Johnson contingent funding commitment asset was amortised to the income statement on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500.0 million, which is the total amount we estimated would be solely funded by Johnson & Johnson. During the first half of 2012, the remaining balance of $57.6 million at 31 December 2011 of the initial $500.0 million funding commitment was spent. As a result, the contingent funding commitment asset was fully amortised under both U.S. GAAP and IFRS, and the carrying value of this asset is now the same under both IFRS and U.S. GAAP at 30 June 2012. Accordingly, Elan does not expect there to be any income statement or balance sheet reconciling items between IFRS and U.S. GAAP in relation to this investment in future reporting periods.

Under IFRS, the net loss recorded on the Janssen AI investment in the first half of 2012 was $61.7 million (2011: $25.5 million) compared to a net loss of $48.3 million under U.S. GAAP (2011: $51.2 million). The net loss under both U.S. GAAP and IFRS includes a loss of $35.0 million related to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, as Elan is required to share up to an additional $400.0 million of losses equally with Johnson & Johnson.

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Under both IFRS and U.S. GAAP, our equity interest in Alkermes plc was recorded as an investment in associate (equity method investment) on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The carrying amount was approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. This basis difference principally related to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT.

Under U.S. GAAP, we recognised our share of the earnings or losses of Alkermes plc on a one-quarter time lag as Alkermes plc’s financial information was generally not publicly available when we reported our quarterly and annual U.S. GAAP results. Under IFRS, our current share of Alkermes plc net losses was recognised with no time lag.

In March 2012, we sold approximately 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc at a price to the public of $16.50 per share and received net proceeds of $381.1 million after the deduction of underwriter and other fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest. The remaining shareholding is subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an investment in associate (equity method investment) and was recorded as an available-for-sale investment. The initial measurement of the available-for-sale investment results in a GAAP difference between U.S. GAAP and IFRS. Under U.S. GAAP, the retained interest in Alkermes plc was measured based on the proportionate carrying amount of the investment in associate at the date of the change in status, whereas under IFRS, the retained interest was measured at the fair value of the available-for-sale investment at the date of the change in status. The investment is marked-to-market each reporting period through OCI under U.S. GAAP and IFRS and will have the same carrying value under U.S. GAAP and IFRS going forward.

Under IFRS, the net loss recorded on our Alkermes plc investment for the first half of 2012 was $15.5 million, comprised of $12.5 million relating to our share of the net losses of Alkermes plc from 1 January 2011 through 13 March 2012 (the date we no longer exercised significant influence over the operating policies of the investee), and $3.0 million related to the amortisation of the basis difference. The net loss recorded under U.S. GAAP for the first half of 2012 of $7.2 million was comprised of $4.2 million related to our share of the net losses of Alkermes plc on a one quarter time lag for the period during which we exercised significant influence over the operating policies of the investee, and $3.0 million related to the amortisation of the basis difference.

We recorded a net loss on disposal of the shares of $13.1 million under U.S. GAAP and a net gain of $10.3 million under IFRS. The net gain under IFRS compared to the net loss under U.S. GAAP is attributable to the higher initial carrying amount of the retained interest in Alkermes plc under IFRS compared to U.S. GAAP; and due to the lower carrying amount of the investment in associate (equity method investment) derecognised under IFRS.

(F) Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ‘corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. At 30 June 2012, the defined benefit plans had a total unfunded status (excess of the projected benefit obligations over the fair value of the plans’ assets) of $11.9 million (31 December 2011: $12.2 million) and total unamortised net actuarial losses of $38.4 million (31 December 2011: $39.2 million) based on the foreign exchange rate at the balance sheet date. Under IFRS, the unfunded status is netted off against the unamortised net actuarial losses resulting in a net pension asset of $26.5 million at 30 June 2012 (31 December 2011: $27.0 million). Under U.S. GAAP, the unfunded status is recognised as a long-term liability on the balance sheet, and the unamortised net actuarial losses are recognised as a reduction to shareholders’ equity. Consequently, a reconciling difference of $38.4 million to shareholders’ equity arises at 30 June 2012 (31 December 2011: $39.2 million), reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ equity).

(G) Other

The primary components of the other reconciling items in the balance sheet relate to provisions and unamortised financing costs. Under IFRS, provisions are disclosed separately on the balance sheet whereas under U.S. GAAP, these reserves are included within accrued and other liabilities. Under IFRS, deferred financing costs are netted off against the aggregate principal amount of the related debt in liabilities whereas under U.S. GAAP, these deferred financing costs are presented as assets in the balance sheet.

RESPONSIBILITY STATEMENT

For the six months ended 30 June 2012

Each of the directors, whose names and functions are listed on pages 45 to 48 of our Annual Report confirm that, to the best of each person’s knowledge and belief:

1)	The condensed unaudited consolidated half-year financial statements, comprising the condensed consolidated half-year income statement, the condensed consolidated half-year statement of comprehensive income, the condensed consolidated half-year balance sheet, the condensed consolidated half-year statement of cash flows and the condensed consolidated half-year statement of changes in shareholders’ equity and the related explanatory notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union.

2)	The half-year management report includes a fair review of the information required by:

(i)	Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended 30 June 2012 and their impact on the condensed consolidated half-year financial statements; and a description of the principal risks and uncertainties for the six months ending 31 December 2012; and

(ii)	Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended 30 June 2012 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2011 Annual Report that could do so.

On behalf of the board,

Robert A. Ingram Chairman 30 July 2012	G. Kelly Martin Chief Executive Officer 30 July 2012

INDEPENDENT REVIEW REPORT OF KPMG TO ELAN CORPORATION, PLC

Introduction

We have been engaged by Elan Corporation, plc (“the Company”) to review the condensed consolidated half-year financial statements for the six months ended 30 June 2012 which comprise the condensed consolidated half-year income statement, the condensed consolidated half-year statement of comprehensive income, the condensed consolidated half-year balance sheet, the condensed consolidated half-year statement of cash flows, the condensed consolidated half-year statement of changes in shareholders’ equity and the related explanatory notes thereto. We have read the other information contained in the Half-Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated half-year financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank and Financial Services Authority of Ireland. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The Half-Year Financial Report, including the condensed consolidated half-year financial statements contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half-Year Financial Report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank and Financial Services Authority of Ireland.

As disclosed in note 1 — basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU). The condensed consolidated half-year financial statements included in this Half-Year Financial Report have been prepared in accordance with IAS 34, “Interim Financial Reporting,” as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated half-year financial statements in the Half-Year Financial Report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in Ireland and the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated half-year financial statements in the Half-Year Financial Report for the six months ended 30 June 2012 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank and Financial Services Authority of Ireland.

Sean O’Keefe

For and on behalf of

KPMG

Chartered Accountants, Statutory Audit Firm

Dublin, Ireland

30 July 2012